FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


              For the month of October 1, 2003 to October 31, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F.....v.....      Form 40-F.........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes...............      No......v.......


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-......................]

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          CITYVIEW CORPORATION LIMITED
                                          (Registrant)







Date October 11, 2003


Signed by: /s/THINAGARAN
.................................................
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS

                    FROM OCTOBER 1, 2003 TO OCTOBER 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




556      REPORT FOR THE QUARTER ENDED SEPTEMBER 30, 2003
557      CONCESSION UPDATE MADURA

                               COMPANY LETTERHEAD

                          REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2003


                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------

                                 Company Details


Registered Office:                 17 Ord Street
                                   West Perth  WA     6005
                                   Australia

Principal Place of Business:       Level 9
                                   28 The Esplanade
                                   Perth WA 6000
Telephone:                         (618) 9226 4788
Fax:                               (618) 9226 4799
E-Mail:                            info@cityviewcorp.com
                                   ---------------------
Internet:                          www.cityviewcorp.com
                                   --------------------
Chief Executive Officer:           A I Saddique
Chairman:                          Y M Jumabhoy
Directors:                         R Goh
                                   E Ee
                                   Thinagaran
                                   Md N Ramli
                                   J F Arbouw
Company Secretary:                 J F Arbouw
Australian Auditors:               BDO
Australian Stock Exchange Symbol:  CVI
NASD Symbol:                       CTVWF
Australian Share Registry:         Computershare Investor Services Pty. Ltd.
US Share Registry:                 Computershare Trust Company Inc


Market Capitalisation at September 30, 2003

Shares on Issue                    70,161,616
Options                            Nil
Fully Diluted Capital              70,161,616
Market Value Fully Diluted         AUD$6735,515 (US$4,548,493)
--------------------------------------------------------------------------------

Trading Volume
                              AUS              US             TOTAL
  MONTH                     VOLUME           VOLUME          VOLUME
  -----                     ------           ------          ------
  July 2003                257,172          290,800         547,972
  August 2003              322,941          330,700         653,641
  September 2003           661,353          982,100       1,643,453
  TOTAL                  1,241,466        1,603,600       2,845,066
--------------------------------------------------------------------------------

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Madura Concession - Madura Island, Indonesia:

The Operator is currently carrying out a thorough evaluation of all the wells in this block and will advise CityView of its recommendations shortly. The Operator is also looking into the feasibility of drilling delineation wells in Sebaya and Telaga and is appointing independent consultants to estimate reserves before deciding whether to proceed with drilling of either or both of the 2 delineation wells.

Simenggaris Concession - Kalimantan Indonesia
The Operator has proposed that 2 wells be drilled in the Simenggaris block for 2004. These wells are "Bangku Besar" and another well, which has yet to be confirmed. In October 2002, the Operator advised CityView that the estimated reserves of Bangku Besar, based on information available to the Operator, was 27 MMBO oil and 127 BCF gas

These estimates are furnished to CityView by the Operator and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors not to rely on same.

Sands Solutions Group Pty Ltd ("Sands Solutions")
CityView has received legal advice from Allens Arthur Robinson, a leading Australian law firm, on this matter and pursuant to the said legal advice, the Board will be instructing Allens Arthur Robinson to carry out further enquiries into the circumstances of the loan to Sand Solutions which may include a public examination of the relevant persons involved in the matter.

Finance
Cash at Bank                  AUD$ 753,713
Expenditure for the Quarter   AUD$ 274,000





THINAGARAN
Director

October 30, 2003

                               COMPANY LETTERHEAD


                                                                        557


       October 31, 2003



       The Manager
       Company Announcements Office
       Australian Stock Exchange Limited
       20 Bridge Street
       SYDNEY NSW 2000


                            CONCESSION UPDATE MADURA

      CityView Corporation Limited ("CityView") (ASX: CVI) has received the following update from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

     In the last 6 weeks, Medco has conducted an in-house comprehensive evaluation of all the exploration work carried out in the Block and its technical team has concluded that the Block contains a big potential of gas reserves. However, further work needs to be done before a commercial development of the block can be carried out.

     Medco is in the course of engaging an independent Exploration & Production consultant to do a comprehensive multidiscipline study on the Madura Block, which will become the basis for future work programs and budgets.

     Medco will be requesting the relevant authorities for an extension to the Madura PSC Exploration period (which expires in May 2004) and has expressed confidence that they will be able to secure such extension.

          LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")
                                    DOCUMENTS


                    FROM OCTOBER 1, 2003 TO OCTOBER 31, 2003


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



        No documents were lodged with ASIC in the month of October 2003.